UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number 001-32748

CORRIENTE RESOURCES INC.
(Translation of registrant's name into English)

520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____             Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____             No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

99.1	Report of Voting Results

CORRIENTE RESOURCES INC.
(the "Company")

Annual General Meeting of Shareholders
May 28, 2009

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

Common Shares represented at the Meeting: 47,493,149
Total issued and outstanding Common Shares as at record date: 73,302,393
Percentage of issued and outstanding Common Shares represented: 63%

General Business –

1.

The following nominees were elected as directors to serve until the close of the next annual general meeting or until their successors are duly elected or appointed:

➢     Richard P. Clark
➢     Antony F. Holler
➢     G. Ross McDonald
➢     Dale C. Peniuk
➢     Kenneth R. Shannon
➢     David G. Unruh

2.

PricewaterhouseCoopers LLP, Chartered Accountants, were appointed as auditors of the Company until the close of the next annual general meeting of shareholders and the directors were authorized to determine their remuneration.

3.

The renewal of the Company’s Incentive Stock Option Plan amended and restated as of April 18, 2006 (the "Option Plan") was approved, resulting in: all unallocated options under the Option Plan, up to a maximum equal to 10% of the number of common shares outstanding from time to time, being approved until May 28, 2012; and the Company being authorized to continue granting options under the Option Plan until May 28, 2012.

4.

The Company was authorized to extend the term of options to purchase an aggregate of 360,000 common shares previously granted on July 25, 2005 at an exercise price of $2.27 per share for a period of two years from July 25, 2008 to July 25, 2010, and to extend the term of an option to purchase 25,000 common shares previously granted on January 23, 2006 at an exercise price of $4.50 per share for a period of two years from January 23, 2009 to January 23, 2011.

No other business was voted upon at the Meeting.

Dated: June 1, 2009

"Darryl Jones"
Darryl F. Jones, CA
Chief Financial Officer and Corporate Secretary

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORRIENTE RESOURCES INC.
(Registrant)

Date: June 1, 2009
By:	/S/ DARRYL F. JONES
Name: Darryl F. Jones
Title: Chief Financial Officer